SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

04012573

File No. 82-3439

February 2, 2004

SEC MAIL PROCESSING RECEIVED FEB - 9 2004 WASH, D.C. 158 SECTION

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

SUPPL

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of Convocation of the Extraordinary Meeting of Shareholders
- Semiannual report for the term ended September 30, 2003

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

(Summary Translation) January 30, 2004

SEGA CORPORATION
2-12, Haneda 1-chome
Ohta-ku, Tokyo 144-8531
Hisao Oguchi
President

Notice of Convocation of the Extraordinary Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the Extraordinary Meeting of Shareholders (the "Meeting") will be held as stated below. You are respectfully requested to attend the Meeting.

Furthermore, since you are entitled to exercise your voting right by written form in the event that you are unable to attend the Meeting, please see the reference documents herewith and send the voting exercise form, on which you indicate your approval or disapproval of the matter proposed in the following agenda, after affixing your seal impression.

Particulars

1. Date and Time:	10:00 a.m. February 17, 2004
2. Place of the Meeting:	Shinagawa Prince Hotel, Executive Tower, 5th Floor Main Banquet Hall: 10-30 Takanawa 4-chome, Minato-ku, Tokyo, Japan

3. Agenda:

Matter to Be Resolved:

First Item: Election of Two Directors

End

When you attend the Meeting in person, please submit the enclosed voting exercise form to the receptionist at the place of the meeting.

Reference Materials to Assist Shareholders in Exercising Their Vote

1. Total number of units owned by shareholders with right to vote: 1,541,616 units

2. Matter to be resolved and related information;

First Item: Election of Two Directors

Nominees' Number	Name (Date of Birth)	Biography and Titles in Other Companies	Number of Owned Shares
1	Hajime Satomi (January 16, 1942)	November, 1975 Established Sammy Corporation Director of Sammy Corporation March, 1980 President and Representative Director of Sammy Corporation (present position) October, 2002 Chairman, Representative Director, and CEO of Sammy Holding Co., Inc. (present position) December, 2003 Executive Advisor of SEGA CORPORATION (present position) (Present titles in Other Companies) - President and Representative Director of Sammy Corporation (note.1) - Chairman, Representative Director and CEO of Sammy Holding Co., Inc.	275,300 shares
2	Yoshiharu Suzuki (May 19, 1953)	November, 1992 Employed by Sammy Corporation Deputy Division Manager, Amusement Business Division and Amusement Development Division June, 1994 Director, Deputy Division Manager, Amusement Business Division and General Manager of R&D Division June, 2000 Resigned Director of Sammy Corporation June, 2001 Director, Responsible for Amusement Business Division June, 2002 Managing Director, responsible for Amusement Sales & Marketing Division/ Senior Division Manager, AM/N.E.W.S. Business Division (present position)	0 shares

		October, 2002 Vice Chairman and Representative Director of Sammy Holding Co., Inc. (present position) April, 2003 President and Representative Director of Sammy Amusement Service Co., Ltd. (present position) (Present titles in Other Companies) - President and Representative Director of Sammy Amusement Service Co., Ltd. (note.2) - Vice Chairman and Representative Director of Sammy Holding Co., Inc.	

(Notes)

1. The Company sells amusement machines to Sammy Corporation.
2. The Company sells amusement machines to Sammy Amusement Service Co., Ltd.

End

SEGA®


SONIC™
HEROES
Original Game, ©SEGA
©SONICTEAM/SEGA, 2003

THE EXCITEMENT COMPANY SEGA

SEMIANNUAL REPORT 2004

The Excitement Company SEGA

is a leading amusement company whose world of entertainment has remained a source of excitement for all who experience it. This excitement is the key to the power of unique products. The ability to create totally innovative products never before experienced is built into corporate genes. The same "genetic" commitment to the creation of excitement inspires President, Hisao Oguchi and every employee. will continue to provide innovative, unique, exciting experiences.

CONTENTS

Financial Highlights

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1999, 2000, 2001, 2002 and 2003 and the six months ended September 30, 2003

	Millions of Yen					
	1999.3	2000.3	2001.3	2002.3	2003.3	**2003.9 (Unaudited)**
For the Year/Period:						
Net sales						
Amusement machine sales	¥ 88,372	¥ 73,654	¥ 52,503	¥ 52,664	¥ 61,344	**¥ 30,109**
Amusement center operations	93,128	79,212	74,657	68,534	69,331	**34,749**
Consumer business	84,694	186,189	115,753	85,136	66,549	**28,616**
Total	¥266,194	¥339,055	¥242,913	¥206,334	¥197,224	**¥ 93,474**
Cost of sales	¥201,819	¥290,492	¥218,235	¥144,717	¥144,162	**¥ 67,579**
Gross profit	64,375	48,563	24,678	61,617	53,062	**25,895**
Selling, general and administrative expenses	62,287	88,917	76,697	47,416	43,765	**18,326**
Operating income (loss)	2,088	(40,354)	(52,019)	14,201	9,297	**7,569**
Net income (loss)	(42,881)	(42,880)	(51,730)	(17,829)	3,054	**5,933**
At Year/Period-End						
Total assets	¥425,614	¥375,341	¥284,466	¥243,910	¥222,067	**¥192,506**
Total shareholders' equity	80,641	80,725	91,687	83,570	86,886	**93,464**

NET SALES
[Millions of Yen]



350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
266,194
339,055
242,913
206,334
197,224
93,474
1999.3
2000.3
2001.3
2002.3
2003.3
2003.9

OPERATING INCOME (LOSS)
[Millions of Yen]



15,000
10,000
5,000
(10,000)
(20,000)
(30,000)
(40,000)
(50,000)
(60,000)
2,088
(40,354)
(52,019)
14,201
9,297
7,569
1999.3
2000.3
2001.3
2002.3
2003.3
2003.9

NET INCOME (LOSS)
[Millions of Yen]



8,000
6,000
4,000
2,000
(10,000)
(20,000)
(30,000)
(40,000)
(50,000)
(60,000)
(42,881)
(42,880)
(51,733)
(17,829)
3,054
5,933
1999.3
2000.3
2001.3
2002.3
2003.3
2003.9



Working to increase overseas and domestic market shares, SEGA achieved significant improvements in profitability during the interim period ended September 30, 2003.

OVERVIEW OF BUSINESS PERFORMANCE AND FINANCIAL POSITION FOR THE INTERIM PERIOD ENDED SEPTEMBER 30, 2003

The economic situation showed encouraging signs of improvement in the interim period ended September 30, 2003, including recovery trends in corporate capital investment and share prices. However, consumer spending remained stagnant because of the prolonged harsh employment and income environment.

In the entertainment and amusement industries, sales growth tended to decelerate, affected by the maturation of the Japanese market, the diversification of consumer spending and the absence of major products that drive market growth. However, the spread of broadband Internet connections was reflected in a gradual rise in the popularity of new forms of games, including on-line, network and multiplayer games, which represent a departure from traditional video games.

In the period under review, SEGA continued to implement strategies to improve its profitability.

We worked to revitalize the market in Japan and increase our world market share in the Amusement Machine Sales segment. In the Amusement Center Operations segment, we targeted the creation and expansion of new markets, while the priority for our Consumer Business segment was the establishment of a high-profitability structure. As a result of these strategies, we achieved dramatic improvement in profitability and exceeded our initial targets. Our consolidated results for the interim period show that operating income was 64.3% higher at ¥7,569 million, while net income increased by 484.6% to ¥5,933 million compared with the previous interim period, although net sales declined by 1.8% to ¥93,474 million.

As far as our financial position is concerned, we have been debt-free in real terms since the end of the previous fiscal year. Our goals now are to achieve a substantial reduction in interest-bearing debt and improve our shareholders' equity ratio. Our net cash position (cash and time deposits – interest-bearing debt) is improving steadily, and our shareholders' equity was drastically improved at 48.6% by the end of the current interim period. Contributing factors include firm progress toward the reduction of interest-bearing debt and a rise in business profits. Our financial position has now reached a stable phase.

STRATEGIES TARGETED TOWARD SUSTAINABLE GROWTH

Now that our financial structure is becoming more stable, we need to focus on the reinforcement of product development, which is the core of SEGA's competitive advantage. This perspective is reflected in the various measures that we have implemented in the current interim period to enhance our product potential.

On June 27, 2003, we switched to a new management structure with clearly separated lines of responsibility for management and operations. Under this structure, the Board

BIOGRAPHY

Hisao Oguchi was born in March **1960** in Nagano Prefecture. He graduated from Chuo University with a degree in engineering in March **1984** and joined SEGA in April **1984**. In **1993**, he became General Manager of the No. 3 AM Research and Development Division. In April **2000**, he was appointed President and Representative Director of Hitmaker, Co., Ltd., SEGA's R&D studio, and in June **2000**, he became a Corporate Officer of SEGA. Hisao Oguchi took office as President and Representative Director of SEGA in June **2003**.

Hisao Oguchi has produced or helped to produce a number of games, including "Virtual On"series, "Crazy Taxi"series, "Derby Owners Club" and "World Club Champion Football".

of Directors decides management policies and strategies and supervises the performance of operations, while the Corporate Officers Council has been newly established to make operational decisions.

On October 1, 2003, we launched a new R&D structure. The aim of this change is to strengthen our product marketability, create the titles needed to sustain future growth, and improve our productivity. We have totally reformed our R&D management structure to maximize SEGA's R&D potential. To ensure the rapid translation of strategies into action, the President has held the additional post as Executive General Manager of the R&D Strategy Division. Nine of ten Japanese R&D studios (excluding Wavemaster, Inc.) have been reorganized into seven companies, and one new company has been added, bringing the total to eight.

These measures have established an efficient development organization capable of focusing on titles that can generate profit and more specialized on our amusement and consumer business operations. We are also ready to meet the challenge of creating new products to drive our future growth. (See Pages 6, 7, 8 and 9)

OUTLOOK FOR THE YEAR ENDING MARCH 31, 2004

Though our results exceeded the targets set down in our initial plan for the year, we envisage the economic situation to remain unpredictable. Our strategy for the Amusement Machine Sales segment in this environment is to revitalize the market and expand our market share by supplying innovative, high-quality products that meet customer expectations. In Amusement Center Operations segment, we will work to improve the efficiency of amusement center operations, while providing fine-tuned services. In the Consumer Business segment, our goal will be to achieve further improvement in profitability by supplying highly marketable products that reflect consumer needs.

In the second half of the year, SEGA has been restructuring its range of titles and reviewing its R&D structure to meet its needs in fiscal 2004 and beyond. An intermediate holding company was established on December 1, 2003 to integrate development operations.

We look forward to the continuing support and guidance of our shareholders.

January 2004

Hisao Oguchi
President and Representative Director

Customer Orientation, Product Extension

SEGA is exploiting its deep knowledge of consumer tastes to increase game marketing competitiveness

AMUSEMENT MACHINE SALES

SEGA will extend its domestic market leadership in amusement machines, by giving consumers new forms of entertainment based on innovative and superior products. Card-based amusement machines are especially important and extremely popular—with high repeat demand, thanks to their combination of exciting multiplayer competition and the collectability of the cards. One example is "The Key of Avalon," which was introduced in the period under review. SEGA will move beyond its traditional approach of simply selling machines to development of new business models centered on products with high potential for repeat demand, such as card-based games, and network play to generate continuous income to establish stable income flows. Another goal is to build business models around machines based on totally new concepts.

AMUSEMENT CENTER OPERATIONS

Prize games and medal games remain popular in this segment, and the number of families and couples using the centers is increasing. SEGA is continually enhancing its facilities to provide bright, enjoyable environments. The strategy for this segment calls for the introduction of highly specialized facilities with the use of existing facilities as core attractions.

CONSUMER BUSINESS

The home game software market has continued to shrink in Japan. However, overseas markets, especially in North America, are still expanding. SEGA is strengthening its product lineup to ensure that the titles supplied in its various markets are best suited to each market's characteristics. SEGA also increases strategic investments to develop titles in new fields.



ESPN NFL FOOTBALL


LAKERS
34

ESPN NBA BASKETBALL

AMUSEMENT MACHINE SALES

Expanded Content Development Activities

Providing New Forms of Entertainment via Networks

- New machines utilizing All-Net
- New machines with the Edy Card

New Business Model Based on Machine Rentals

- Advanced, card-based machines

Machine in New Categories

- Machines collaborated with other media (such as mobile telephones and toys)
- Exclusive machines for highly specialized facilities
- Intermediate attractions midway between major attractions and conventional game machines

AMUSEMENT CENTER OPERATIONS

Investment in Development of New Formats

Improvement of Efficiency of Existing Centers

SEGA is raising the efficiency of its centers by integrating developer functions with operational functions to maximize operating profit ratios. Another focus will be new operating formats based on innovative payment schemes and business models.

Investments in Centers for the 21st Century

- Specialized centers: Development of outlets specializing in particular themes (With original specialized equipment and collaboration with related companies in other industries)
- Centers for Adults: Creation of venues catering to adult tastes and the night market

Establishing an Unassailable Position as Market Leader

- Securing a clear and unshakeable edge over competitors

CONSUMER BUSINESS

Investment in Development of Sports-Related Titles

SEGA regards sports titles as an important strategic category for the North American market and is working to strengthen its lineup in this area. Another target is to expand SEGA's share of the next-generation platform market.

Strengthening the Alliance with ESPN to Create High-quality Titles that Competitors Cannot Imitate

Continuing to Establish the ESPN Brand

Preparations for Next-generation Platform; Maintenance of Number-2 Position with Existing Platform

Prioritized Investment in New Frontier Products

SEGA will strengthen its lineup of online games. It plans a major commitment to multiplayer online games and expansion into Asian markets.

Full-Scale Development of Online Games

- Derby Owners Club (DOC) Online (launch scheduled for June 2004)
- Expansion into Asia of multiplayer online games based on key SEGA properties

Creation of Strategic Project Titles through New Development Organization

- Development of original, exclusive SEGA titles
- Start of resource investment in the development for next-generation platform

Greater Synergy, Higher Potential

Realizing reorganization that will enhance product marketability and sow seeds for future growth

The reform of the R&D management structure has been paralleled by the reorganization of the R&D Studios. The aim of these changes is to strengthen SEGA's product marketability, create the new titles needed for growth, and improve productivity. The nine R&D studios in Japan (excluding Wavemaster, Inc.) have been restructured into seven companies, and one new company has been established. The result is a highly efficient R&D organization in which the various studios will be able to focus on the development of titles in the categories in which they excel. To explore new challenges for the future, Yu Suzuki, who received the Interactive Achievement Hall of Fame Award at the 2003 Summit of the Academy of Interactive Arts & Science (AIAS) summit in Las Vegas in recognition of his contribution to the game industry, has been appointed Representative Director of digitalrex Co., Ltd., a newly established R&D studio. Yu Suzuki will supply totally new gaming experiences based on leading-edge concepts.

On December 1, 2003, SEGA R&D HOLDINGS INC. was established as an intermediate holding company whose primary business is to control R&D studios' accounting and finance. Hereafter, It will provide integrated management for R&D studios and further improve R&D efficiency.



SONIC HEROES


CHALLENGE
[digitalrex]
DigitalRex Co., Ltd.
SEGA WOW
SEGA WOW, Inc.
Domain to be Covered
SEGA-AM2
SEGA-AM2 Co., Ltd
Hitmaker
Hitmaker Co., Ltd.
CORE
LIGHT
musement Vision
AMUSEMENT VISION LTD.
SONIC TEAM
SONICTEAM LTD.
Present Domain
Smilebit
SMILEBIT CORPORATION
Domain to be Expanded
STANDARD



Aims

- To enhance product marketability (to create titles that can be sold globally)
- To create the titles needed to drive future growth
  (new titles, hit titles, major titles, titles for the European and North American markets)
- To improve productivity
  (improvement of efficiency, reduction of total costs)

Key changes

- Increased focus on titles with the potential to generate income
- Establishment of scale needed for highly productive R&D activities
- Establishment of structure capable of meeting new challenges in the future

1. Overview

The interim period ended September 30, 2003 brought encouraging signs of improvement in Japan's economic situation, including recovery trends in corporate capital investments and share prices. However, consumer spending continued to stagnate, as employment and income conditions remained difficult.

Under these circumstances, SEGA CORPORATION and its consolidated subsidiaries focused on the development of their business activities as leaders in the entertainment and amusement industries.

In Amusement Machine Sales segment and Consumer Business segment, SEGA exceeded its initial projection, and in Amusement Center Operations segment, it fell slightly below the projection. In the interim period, consolidated net sales decreased 1.8% to ¥93,474 million, compared with the previous interim result of ¥95,144 million. This breaks down into domestic sales of ¥82,162 million, an increase of 2.3%, and overseas sales of ¥11,312 million, a decline of 23.7%. Although net sales decreased, SEGA substantially increased operating income by 64.3%, to ¥7,569 million, compared with the ¥4,607 million result for the previous interim period, by improving its cost structure, especially in SG&A expenses.

Other expenses, net totaled ¥622 million. This includes a ¥508 million gain on repayment by purchase of convertible bonds, and a ¥1,050 million gain on sale of property and equipment, a ¥121 million loss on the sales or disposal of property and equipment, and a ¥648 million loss on the settlement of donated assets from Mr. Okawa.

Accordingly, net income for the period under review was substantially higher at ¥5,933 million. This represents a 484.6% increase over the ¥1,015 million result for the previous interim period.

2. Performance by Business Segment

AMUSEMENT MACHINE SALES

Net sales and operating income were similar to the results for the previous interim period at ¥30,109 million and ¥6,117 million, respectively. New products, including "F-Zero AX," "The Key of Avalon" and "Dragon Treasure" were introduced on schedule and sold above their targets. An industry trend toward the aggressive establishment of new medium- and large -sized amusement facilities was reflected in strong demand for SEGA's popular standard products, such as "UFO Catcher 7" and "Star Horse." As a result, sales were above target in this segment. Sales of prize products were also strong. This reflects the attractiveness of character goods, as well as the success of collaborative projects with other companies in other industries. As a result, domestic sales exceeded the target.

SEGA is working to expand its markets by popularizing new game concepts, especially multiplayer games in overseas markets. However, this effort is still in progress, and overseas sales in the interim period under review fell moderately short of target.

As a market leader, SEGA will continue to target growth in its share of domestic sales, stimulate market activities and meet customer demand by supplying innovative and high-quality products in each category. In the second half of the current fiscal year ending March 2004, SEGA will launch the driving game "Outrun 2." This is the first new version of the high-selling game "Outrun" in 17 years, and there is strong anticipation in the market. The new product is expected to



SONIC ADVENTURE 2: BATTLE



DRAGON TREASURE

make a major contribution to earnings.

Facility operators are strongly motivated to invest and open new amusement centers. This trend is also expected to result in sustained strong performance trends.

Amusement Center Operations

Net sales were slightly below target and declined by 0.4% to ¥34,749 million, compared with the previous interim period. The decline was attributable in part to the lack of major new products with the potential to drive the industry in the interim period. However, improvements in efficiency of center operations were reflected in operating income of ¥3,921 million, which was close to the initial projection of ¥4,000 million. Performance also benefited from "Kochu Oja—Mushi King," an amusement machine played with cards. Card sales also contributed to the favorable sales and earnings.

As part of efforts to improve the efficiency of its amusement centers, SEGA opened 11 new centers, mostly large or medium-sized facilities, and closed 14. This brought the total number of outlets at the end of the interim period to 495.

SEGA expects the performance trends in the area of Amusement Center Operations to remain strong. The key factors driving performance are the efficiency of outlets, the quality of customer services, and the introduction of new SEGA products.

Consumer Business

In the interim period ended September 30, 2003, SEGA sold 1.55 million units of eight SKUs in Japan, 1.72 million units of eight SKUs in North America, and 0.25 million units of five SKUs in Europe. Total sales units amounted to 3.52 million of 21 SKUs. As part of a strategy to increase its proficiency, SEGA reduced the number of SKUs by 25, which led to a decline of 1.05 million units sold, compared with the previous interim period. This was reflected in a 4.6% reduction in net sales, which amounted to ¥28,616 million. However, the operating loss was dramatically reduced from ¥5,148 million in the previous interim period to ¥1,842 million. Because of a time lag between the initial targets and actual costs and sales, part of the income and expenses that were initially included in the target for the second half of the year is also shown as increased income in the first half.

Strong demands for new entertainment titles and repeat orders for existing products helped to lift sales considerably above initial targets. Strong sellers in Japan included the sports coaching simulation game "Let's Make a J. League Professional Soccer Club !3" (PS2) and the driving game "Initial D Special Stage" (PS2). "Sonic Adventure DX" (GC), "Sonic Adventure 2: Battle" (GC) and "Virtua Fighter 4 Evolution" (PS2) sold well in North America market, and "Virtua Fighter 4 Evolution" (PS2) and "Sonic Adventure DX" (GC) in Europe.

In Japan, conditions for the Consumer Business remain harsh because of increasing selectivity in consumer buying behavior and a lack of innovative titles. SEGA nonetheless expects to achieve its initial targets. Sales in Europe are expected to remain strong. However, while sales in North America of entertainment titles are expected to exceed the initial target level, sales projections for sports titles have been revised to reflect first-half results.

On this basis, SEGA expects software sales to reach 3.23 million units in Japan, 4.23 million units in North America



VIRTUA FIGHTER 4 EVOLUTION



THE KEY OF AVALON

and 1.92 million units in Europe, making a total of 9.38 million for the year ending March 31, 2004. The initial targets were 2.93 million units in Japan, 4.8 million units in North America, 1.52 million units in Europe, and total of 9.25 million units. SEGA is currently reviewing its product-line management and R&D structures in preparation for the next fiscal year and beyond.

3. Financial Position

Total assets at the end of the interim period amounted to ¥192,506 million, a reduction of ¥29,561 million compared with the position at the end of the previous fiscal year. The reduction reflects the reduction of cash and time deposits due to the purchase and retirement of convertible bonds.

Interest-bearing debt was reduced by ¥35,523 million from the previous year-end to ¥59,738 million. This was achieved through the purchase and retirement of convertible bonds worth ¥32,860 million from an original ¥50,000 million issue maturing in June 2004, from which was ¥5,000 million was purchased and retired during the previous year, leaving a balance of ¥45,000 million at the beginning of the term. As a result, its shareholders' equity ratio rose by 9.5% from the previous fiscal year-end to 48.6%.

The balance of the ¥50,000 million convertible bonds due June 2004 now stands at ¥12,140 million. SEGA has allocated sufficient funds to redeem the full amount before the end of the current fiscal year. It has also established an overdraft agreement and commitment agreement with banks.

4. Cash Flows

Net cash provided by operating activities in the interim period ended September 30, 2003 amounted to ¥7,140 million, a decline of ¥1,302 million compared with the previous interim period. The decline occurred despite the growth of income before income taxes and minority interest in earnings of consolidated subsidiaries, and is explained by an increase in notes and accounts receivable, and others.

Net cash used in investing activities amounted to ¥4,068 million. This was due primarily to payments for purchases of property and equipment. In the previous interim period, net cash provided by investment activities was ¥9,343 million.

Free cash flows, calculated by extracting net cash provided by operating activities from net cash used in investing activities, amounted to ¥3,072 million.

Net cash used in financing activities totaled ¥35,026 million. This reflects a ¥24,035 million increase in the amount of cash used, compared with the previous interim period, mainly due to the repayment of long-term debt and payments on redemption of convertible bonds.

The balance of cash and cash equivalents at the end of the interim period decreased ¥32,321 million to ¥69,040 million, compared with the previous interim term-end. Net cash, defined as cash and cash equivalents less interest bearing debt, was ¥9,302 million.


2nd
10

LET'S MAKE A PROFESSIONAL SOCCER CLUB 3!


UFO CATCHER 7

UFO CATCHER 7

As of September 30, 2003

BOARD OF DIRECTORS AND AUDITORS

Chairman

Hideki Sato

President and Representative Director

Hisao Oguchi

Directors

Tetsu Kayama
Akira Nagai
Hisashi Suzuki
Masahiro Aozono
Makoto Kaneshiro

Statutory Auditors

Kazutada Ieda
Iwao Nishi

Auditors

Kinsuke Miyazaki
Yoshiyasu Gemma

OFFICERS

Senior Executive Officers

Keiji Mori
Hideki Okamura

Senior Corporate Officers

Yasuo Tazoe
Yuji Naka
Akira Sugano

Corporate Officers

Masanao Maeda
Yu Suzuki
Shoichi Yamazaki
Toshiya Tabata
Hidekazu Yukawa
Hiroshi Yagi
Toshihiro Nagoshi
Shigeru Yamashita
Yukio Sugino
Hiroyuki Soga

SEGA CORPORATION and Consolidated Subsidiaries
As of March 31, 2003 and September 30, 2002 and 2003

			Millions of yen	Thousands of U.S.dollars (Note 1 (1))
ASSETS	2002.9	2003.3	**2003.9**	**2003.9**
Current Assets:				
Cash and time deposits	¥ 58,977	¥101,367	**¥ 69,045**	**$ 620,629**
Notes and accounts receivable	28,534	17,515	**22,620**	**203,326**
Inventories (Note 2 (4))	12,171	8,839	**9,036**	**81,223**
Other current assets	10,703	11,059	**8,796**	**79,065**
Less allowance for doubtful accounts	(1,671)	(1,379)	**(917)**	**(8,243)**
Total current assets	108,714	137,401	**108,580**	**976,000**
Investments and Advances:				
Investments in securities (Notes 2 (3) and 3)	32,223	12,431	**13,457**	**120,962**
Other investments and advances	16,894	15,669	**15,182**	**136,467**
	49,117	28,100	**28,639**	**257,429**
Less allowance for doubtful accounts	(8,311)	(8,407)	**(9,092)**	**(81,726)**
Total investments and advances	40,806	19,693	**19,547**	**175,703**
Property and Equipment (Note 2 (5)):				
Amusement machines and facilities	29,759	30,747	**33,079**	**297,339**
Buildings and structures	39,538	36,469	**34,748**	**312,342**
Other	15,350	14,578	**14,410**	**129,528**
	84,647	81,794	**82,237**	**739,209**
Less accumulated depreciation	(46,969)	(49,688)	**(49,674)**	**(446,508)**
	37,678	32,106	**32,563**	**292,701**
Land	11,833	9,290	**9,290**	**83,506**
Total property and equipment	49,511	41,396	**41,853**	**376,207**
Fixed Leasehold Deposits	17,410	17,012	**16,625**	**149,438**
Deferred Charges and Intangible Assets (Note 2 (6) and (7))	5,708	5,256	**4,746**	**42,661**
Excess Investment Costs over Net Assets of Consolidated Subsidiaries	1,425	1,309	**1,155**	**10,382**
Total assets	¥223,574	¥222,067	**¥192,506**	**$1,730,391**

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2002.9	2003.3	2003.9	Thousands of U.S.dollars (Note 1 (1)) 2003.9
Current Liabilities:				
Short-term bank loans	¥ 3,186	¥ 1,510	**¥ 1,719**	**$ 15,452**
Current portion of long-term debt (Note 4)	5,280	7,389	**20,001**	**179,784**
Notes and accounts payable:				
Trade	16,780	14,763	**17,031**	**153,088**
Other	2,769	2,923	**2,185**	**19,640**
	19,549	17,686	**19,216**	**172,728**
Accrued expenses	12,549	9,982	**8,952**	**80,467**
Income taxes payable	1,072	1,194	**1,048**	**9,420**
Other current liabilities	9,008	4,618	**3,668**	**32,971**
Total current liabilities	50,644	42,379	**54,604**	**490,822**
Long-Term Liabilities:				
Long-term debt (Note 4)	75,230	86,362	**38,018**	**341,735**
Accrued employees' retirement benefits	3,649	3,680	**4,157**	**37,366**
Accrued retirement benefits for directors and corporate auditors	110	122	**166**	**1,492**
Deferred income taxes	2,513	330	**426**	**3,829**
Other	1,647	1,256	**679**	**6,104**
Total long-term liabilities	83,149	91,750	**43,446**	**390,526**
Minority Interest in Consolidated Subsidiaries	655	1,052	**992**	**8,917**
Shareholders' Equity:				
Common stock:				
Authorized—600 million shares at March 31, 2003 and September 30, 2002 and 2003 respectively				
Issued—174,945,027 shares at September 30, 2002, 174,945,690 shares at March 31, 2003 and September 30, 2003 respectively	127,582	127,583	**127,583**	**1,146,813**
Additional paid-in capital	2,171	2,172	**2,172**	**19,524**
Retained earnings	7,793	6,816	**12,631**	**113,537**
Unrealized gain (loss) on other securities (Note 3)	2,985	(551)	**128**	**1,151**
Adjustment on revaluation of land	(9,281)	(6,265)	**(6,265)**	**(56,315)**
Translation adjustment	(8,510)	(9,228)	**(9,140)**	**(82,157)**
Treasury stock, at cost	(33,614)	(33,641)	**(33,645)**	**(302,427)**
Total shareholders' equity	89,126	86,886	**93,464**	**840,126**
Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity	¥223,574	¥222,067	**¥192,506**	**$1,730,391**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2002 and 2003

	Millions of yen		Thousands of U.S.dollars (Note 1 (1))
	2002.9	2003.9	2003.9
Net Sales	¥95,144	¥93,474	$840,216
Cost of Sales	68,663	67,579	607,452
Gross profit	26,481	25,895	232,764
Selling, General and Administrative Expenses	21,874	18,326	164,728
Operating income	4,607	7,569	68,036
Other Income (Expenses):			
Interest and dividend income	149	73	656
Interest expense	(434)	(330)	(2,966)
Loss on sales or disposal of property and equipment	(257)	(121)	(1,088)
Gain on sales of property and equipment	14	1,050	9,438
Loss on valuation of investments in securities	(981)	(35)	(315)
Gain on repayment by purchase of convertible bonds	—	508	4,566
Gain on sales of investments in securities	3,076	84	755
Net loss on foreign exchange	(553)	(654)	(5,879)
Amortization of bond and note issue expenses	(236)	(481)	(4,323)
Equity in gain of non-consolidated subsidiaries and affiliates	555	123	1,107
Provision for doubtful accounts	(677)	—	—
Loss on settlement of donated assets from Mr. Okawa	(2,682)	(648)	(5,825)
Other, net	325	(191)	(1,717)
Total other income (expenses)	(1,701)	(622)	(5,591)
Income before income taxes and minority interest in earnings of consolidated subsidiaries	2,906	6,947	62,445
Income Taxes (Note 2 (8)):			
Current	865	1,007	9,052
Deferred	997	45	404
	1,862	1,052	9,456
Minority Interest in Earnings of Consolidated Subsidiaries	(29)	38	341
Net income	¥ 1,015	¥ 5,933	$ 53,330

	Yen		U.S.dollars (Note 1 (1))
	2002.9	2003.9	2003.9
Per Share:			
Net income—basic	¥6.57	¥38.27	$0.34
—diluted	¥6.47	¥33.31	$0.30
Cash dividends	—	—	—
Weighted average number of shares (in thousands)	154,519	155,040	155,040

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (ACCUMULATED DEFICIT) (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2003 and for the six months ended September 30, 2002 and 2003

	Millions of yen			Thousands of U.S.dollars (Note 1 (1))
	2002.9	2003.3	**2003.9**	**2003.9**
Additional Paid-in Capital at Beginning of Period/Year	¥124,917	¥124,917	**¥2,172**	**$19,524**
Increase in Additional Paid-in Capital	2,171	2,172	—	—
Conversion of convertible bonds	1,548	1,549	—	—
Stock options exercised	623	623	—	—
Decrease in Additional Paid-in Capital	124,917	124,917	—	—
Transfer to retained earnings	124,917	124,917	—	—
Accumulated Additional Paid-in Capital at End of Period/Year	¥ 2,171	¥ 2,172	**¥2,172**	**$19,524**

	Millions of yen			Thousands of U.S.dollars (Note 1 (1))
	2002.9	2003.3	**2003.9**	**2003.9**
Retained Earnings (Accumulated Deficit) at Beginning of Period/Year	¥(118,038)	¥(118,038)	**¥ 6,816**	**$ 61,267**
Increase in Retained Earnings	125,932	127,971	**5,933**	**53,330**
Net gain for the period/Year	1,015	3,054	**5,933**	**53,330**
Transfer from additional paid-in capital	124,917	124,917	—	—
Decrease in Retained Earnings	101	3,117	**118**	**1,060**
Directors' bonus	101	101	**118**	**1,060**
Adjustment on revaluation of land	—	3,016	—	—
Accumulated Retained Earnings at End of Period/Year	¥ 7,793	¥ 6,816	**¥12,631**	**$113,537**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SEGA CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2002 and 2003

	Millions of yen		Thousands of U.S.dollars (Note 1 (1))
	2002.9	**2003.9**	**2003.9**
Cash Flows from Operating Activities:			
Income before income taxes and minority interest in earnings of consolidated subsidiaries	¥ 2,906	**¥ 6,947**	**$ 62,445**
Adjustments for:			
Depreciation and amortization	7,062	**5,653**	**50,813**
Transfer of amusement machines and facilities from investing activities	(2,773)	**(2,370)**	**(21,303)**
Provision for doubtful accounts	645	**123**	**1,106**
Increase in accrued employees' retirement benefits	234	**477**	**4,288**
Interest and dividend income	(149)	**(73)**	**(656)**
Interest expense	434	**330**	**2,966**
Equity in gain of non-consolidated subsidiaries and affiliates	(555)	**(123)**	**(1,107)**
Amortization of excess investment costs over net assets of consolidated subsidiaries	83	**148**	**1,330**
Gain on sales of property and equipment	(14)	**(1,050)**	**(9,438)**
Loss on sales or disposal of property and equipment	257	**121**	**1,088**
Gain on sales of investments in securities	(3,076)	**(84)**	**(755)**
Loss on valuation of investments in securities	981	**35**	**315**
Loss on settlement of donated assets from Mr. Okawa	2,682	**648**	**5,825**
Gain on repayment by purchase of convertible bonds	—	**(508)**	**(4,566)**
(Increase) decrease in notes and accounts receivable	1,602	**(5,627)**	**(50,580)**
Increase in inventories	(2,360)	**(531)**	**(4,773)**
Increase (decrease) in notes and accounts payable	(926)	**3,117**	**28,018**
Other	(6,209)	**(105)**	**(944)**
Subtotal	824	**7,128**	**64,072**
Interest and dividend received	216	**114**	**1,025**
Interest paid	(452)	**(349)**	**(3,137)**
Proceeds from settlement of donated assets from Mr. Okawa	11,841	**710**	**6,382**
Income taxes paid	(3,987)	**(463)**	**(4,162)**
Net cash provided by (used in) operating activities	8,442	**7,140**	**64,180**
Cash Flows from Investing Activities:			
Decrease in amount of time deposits	10,000	**—**	**—**
Payments for purchases of property and equipment	(4,581)	**(3,797)**	**(34,130)**
Proceeds from sales of property and equipment	315	**266**	**2,391**
Payments for purchases of intangible assets	—	**(583)**	**(5,240)**
Proceeds from sales of intangible assets	—	**1,059**	**9,519**
Payments for purchases of investments in securities	(59)	**(1,289)**	**(11,587)**
Proceeds from sales of investments in securities	4,268	**399**	**3,587**
Additional payments for consolidated subsidiaries	(50)	**—**	**—**
Payments for advances	(158)	**(42)**	**(378)**
Proceeds from collections of advances	234	**22**	**198**
Payments for fixed leasehold deposits	(1,107)	**(918)**	**(8,252)**
Proceeds from collections of fixed leasehold deposits	828	**999**	**8,980**
Other	(347)	**(184)**	**(1,654)**
Net cash (used in) provided by investing activities	9,343	**(4,068)**	**(36,566)**
Cash Flows from Financing Activities:			
Increase (decrease) in short-term bank loans, net	(25,706)	**209**	**1,879**
Proceeds from long-term debt	27,120	**—**	**—**
Repayment of long-term debt	(13,614)	**(2,443)**	**(21,959)**
Proceeds from issuance of debentures	—	**584**	**5,249**
Payments for redemption of debentures	(5,000)	**(1,000)**	**(8,989)**
Repayment by purchase of convertible bonds	—	**(32,351)**	**(290,795)**
Cash dividends paid	(8)	**(22)**	**(198)**
Other	6,217	**(3)**	**(27)**
Net cash used in financing activities	(10,991)	**(35,026)**	**(314,840)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(577)	**(367)**	**(3,300)**
Net Increase in Cash and Cash Equivalents	6,217	**(32,321)**	**(290,526)**
Cash and Cash Equivalents at Beginning of Period	52,751	**101,361**	**911,110**
Cash and Cash Equivalents at End of Period (Note 2 (2))	¥ 58,968	**¥ 69,040**	**$ 620,584**

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥111.25=US$1, the average rate of exchange as at September 30, 2003, has been used for the purpose of such translations. These translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 39,149 thousand shares of common stock of the Company at September 30, 2002, March 31, 2003 and September 30, 2003, representing 22.7%, 22.4% and 22.4% of shares outstanding at such dates.

There have been no material transactions or account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope of Consolidation

The Company had 53 subsidiaries and 8 affiliates at September 30, 2003 (55 subsidiaries and 8 affiliates at September 30, 2002 and 56 subsidiaries and 8 affiliates at March 31, 2003).

The consolidated financial statements include the accounts of the Company and 44 of its subsidiaries (46 at September 30, 2002 and 47 at March 31, 2003).

(2) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and short-term investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(3) Marketable and Investment Securities

Securities are classified into four categories: trading securities, held-to-maturity debt securities, investments in subsidiaries and affiliates and other securities. Other securities for which market quotations are available are stated at fair value. Net unrealized gains or losses on these securities are reported as a separate item in the shareholders' equity at a net-of-tax amount. Other securities for which market quotations are unavailable are stated at cost.

(4) Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in, first-out method, or market value.

(5) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(6) Deferred Charges

Debt issuance costs are amortized over three years.

(7) Intangible Assets

Amortization of intangible assets was computed using the straight-line method. Amortization of software for self-use was computed using the straight-line method over the estimated useful life of five years.

(8) Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

The Company filed a consolidated income tax return.

(9) Finance Leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan. All finance leases in overseas subsidiaries are accounted for as finance leases and similarly accounted for as sales transactions.

3. MARKETABLE AND INVESTMENT SECURITIES

Cost, net unrealized gains or losses and fair value of marketable securities classified as investments in securities, as of March 31, 2003 and September 30, 2002 and 2003 is summarized as follows:

			Millions of yen	Thousands of U.S.dollars
	2002.9	2003.3	**2003.9**	**2003.9**
Stocks:				
Cost	¥14,856	¥1,978	**¥1,397**	**$12,557**
Carrying amount (fair value)	20,433	1,659	**1,728**	**15,532**
Unrealized gain (loss)—net	5,577	(319)	**331**	**2,975**
Bonds and Debentures:				
Cost	¥ 537	¥ —	**¥ 979**	**$ 8,800**
Carrying amount (fair value)	471	—	**967**	**8,692**
Unrealized gain (loss)—net	(66)	—	**(12)**	**(108)**

The carrying amounts of non-marketable securities held at September 30, 2002, March 31, 2003 and September 30, 2003 were ¥4,561 million, ¥4,289 million, and ¥3,903 million ($35,082 thousand) for stocks and ¥0 million and ¥0 million ($0 thousand) for bonds, except for no balance at March 31, 2003.

4. LONG-TERM DEBT

Long-term debt at March 31, 2003 and September 30, 2002 and 2003 consisted of the following:

			Millions of yen	Thousands of U.S.dollars
	2002.9	2003.3	**2003.9**	**2003.9**
0.37% bonds due 2005	¥ —	¥ 3,000	**¥ 2,500**	**$ 22,472**
0.73% bonds due 2008	—	3,000	**3,000**	**26,966**
0.44% bonds due 2008	—	3,000	**3,000**	**26,966**
0.45% bonds due 2008	—	5,000	**4,500**	**40,449**
1.06% bonds due 2008	—	4,000	**4,000**	**35,955**
1.24% bonds due 2008	—	—	**450**	**4,045**
0.79% bonds due 2008	—	—	**150**	**1,348**
0.40% convertible bonds due 2006	6,807	6,806	**6,806**	**61,178**
Zero-coupon convertible bonds due 2004	50,000	45,000	**12,140**	**109,124**
Unsecured loans, from banks due 2002 to 2010 with average interest of 1.9% per annum in 2002 and due 2003 to 2010 with average interest of 2.0% per six months in 2003	23,703	23,945	**21,473**	**193,016**
	80,510	93,751	**58,019**	**521,519**
Less portion due within one year	5,280	7,389	**20,001**	**179,784**
	¥75,230	¥86,362	**¥38,018**	**$341,735**

The zero-coupon convertible bonds due 2004 were issued on June 18, 2001 for a principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,398 per share effective July 2, 2001. The 0.4% convertible bonds due 2006 were issued on February 17, 1999 for principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,506.10 per share effective June 19, 2001.

The aggregate annual maturities of long-term debt after September 30, 2003 are as follows:

Year ending September 30	Millions of yen	Thousands of U.S.dollars
2004	¥ 7,858	$ 70,634
2005	14,138	127,083
2006	6,818	61,285
2007	9,199	82,688
2008	2	18

5. SEGMENT INFORMATION

(1) Business Segment Information

SEGA operates principally in the following business segments: amusement machine sales, amusement center operations and consumer business.

Details of each segment of business are as follows:

- **Amusement machine sales:**
  Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines and IC boards.
- **Amusement center operations:**
  Operating amusement centers
- **Consumer business:**
  Manufacturing and selling home video games, toys and educational equipment, etc.

Net sales of SEGA for the six months ended September 30, 2002 and 2003, classified by business segment, are summarized as follows:

Millions of yen

Six months ended September 30, 2002	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	¥30,250	¥34,904	¥29,990	¥ —	¥95,144
Intersegment sales/transfers	8,547	36	1	(8,584)	—
Total	38,797	34,940	29,991	(8,584)	95,144
Cost of sales and operating expenses	32,284	30,376	35,139	(7,262)	90,537
Operating income (loss)	¥ 6,513	¥ 4,564	¥(5,148)	¥(1,322)	¥ 4,607

Millions of yen

Six months ended September 30, 2003	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	**¥30,109**	**¥34,749**	**¥28,616**	**¥ —**	**¥93,474**
Intersegment sales/transfers	**7,305**	**47**	**57**	**(7,409)**	**—**
Total	**37,414**	**34,796**	**28,673**	**(7,409)**	**93,474**
Cost of sales and operating expenses	**31,297**	**30,875**	**30,515**	**(6,782)**	**85,905**
Operating income (loss)	**¥ 6,117**	**¥ 3,921**	**¥ (1,842)**	**¥ (627)**	**¥ 7,569**

Thousands of U.S.dollars

Six months ended September 30, 2003	Amusement machine sales	Amusement center operations	Consumer business	Eliminations/ Corporate	Total
Net sales to:					
Outside customers	**$270,643**	**$312,351**	**$257,222**	**$ —**	**$840,216**
Intersegment sales/transfers	**65,663**	**422**	**513**	**(66,598)**	**—**
Total	**336,306**	**312,773**	**257,735**	**(66,598)**	**840,216**
Cost of sales and operating expenses	**281,322**	**277,528**	**274,292**	**(60,962)**	**772,180**
Operating income (loss)	**$ 54,984**	**$ 35,245**	**$ (16,557)**	**$ (5,636)**	**$ 68,036**

(2) Geographical Segment Information

Net sales of the Company for the six months ended September 30, 2002 and 2003, classified by geographical segment, are summarized as follows:

Millions of yen

Six months ended September 30, 2002	Japan	North America	Europe	Total	Eliminations/ Corporations	Consolidated total
Net sales to:						
Outside customers	¥80,326	¥12,201	¥ 2,617	¥ 95,144	¥ —	¥95,144
Intersegment sales/transfers	5,580	4,252	4	9,836	(9,836)	—
Total	85,906	16,453	2,621	104,980	(9,836)	95,144
Cost of sales and operating expenses	77,449	19,078	3,244	99,771	(9,234)	90,537
Operating income (loss)	¥ 8,457	¥ (2,625)	¥ (623)	¥ 5,209	¥ (602)	¥ 4,607

Millions of yen

Six months ended September 30, 2003	Japan	North America	Europe	Total	Eliminations/ Corporations	Consolidated total
Net sales to:						
Outside customers	**¥82,162**	**¥7,602**	**¥3,710**	**¥93,474**	**¥ —**	**¥93,474**
Intersegment sales/transfers	**3,094**	**1,753**	**143**	**4,990**	**(4,990)**	—
Total	**85,256**	**9,355**	**3,853**	**98,464**	**(4,990)**	**93,474**
Cost of sales and operating expenses	**77,252**	**9,868**	**4,236**	**91,356**	**(5,451)**	**85,905**
Operating income (loss)	**¥ 8,004**	**¥ (513)**	**¥ (383)**	**¥ 7,108**	**¥ 461**	**¥ 7,569**

Thousands of U.S.dollars

Six months ended September 30, 2003	Japan	North America	Europe	Total	Eliminations/ Corporations	Consolidated total
Net sales to:						
Outside customers	**$738,535**	**$68,333**	**$33,348**	**$840,216**	**$ —**	**$840,216**
Intersegment sales/transfers	**27,811**	**15,757**	**1,286**	**44,854**	**(44,854)**	—
Total	**766,346**	**84,090**	**34,634**	**885,070**	**(44,854)**	**840,216**
Cost of sales and operating expenses	**694,400**	**88,701**	**38,077**	**821,178**	**(48,998)**	**772,180**
Operating income (loss)	**$ 71,946**	**$ (4,611)**	**$ (3,443)**	**$ 63,892**	**$ 4,144**	**$ 68,036**

(3) Overseas Sales Information

Overseas sales of the Company for the six months ended September 30, 2002 and 2003 are summarized as follows:

Millions of yen

Six months ended September 30, 2002	North America	Europe	Other	Total
Overseas sales	¥12,682	¥4,571	¥1,498	¥18,751
Consolidated net sales	—	—	—	95,144
Ratio of overseas sales to consolidated sales	13.3%	4.8%	1.6%	19.7%

Millions of yen

Six months ended September 30, 2003	North America	Europe	Other	Total
Overseas sales	**¥9,703**	**¥3,933**	**¥1,102**	**¥14,738**
Consolidated net sales	—	—	—	**93,474**
Ratio of overseas sales to consolidated sales	**10.4%**	**4.2%**	**1.2%**	**15.8%**

Thousands of U.S.dollars

Six months ended September 30, 2003	North America	Europe	Other	Total
Overseas sales	**$87,218**	**$35,353**	**$9,905**	**$132,476**
Consolidated net sales	—	—	—	**840,216**
Ratio of overseas sales to consolidated sales	**10.4%**	**4.2%**	**1.2%**	**15.8%**

6. SUMMARY OF DONATED ASSETS FROM MR. OKAWA

Summary of Donated Assets to Be Settled

The following donated assets from Mr. Okawa are planned to be settled in the following years:

	Millions of yen			Thousands of U.S.dollars
	2002.9	2003.3	**2003.9**	**2003.9**
Buildings	¥ 102	¥ 98	**¥ 98**	**$ 881**
Land	279	118	**118**	**1,061**
Investments in securities	19,120	3,699	**3,210**	**28,854**
Long-term loans receivable	1,900	1,900	**1,900**	**17,078**
Allowance for doubtful accounts	(700)	(700)	**(1,120)**	**(10,067)**
Other investments	4,374	3,301	**3,019**	**27,137**
Other current liabilities	(5,000)	—	—	—
Total	¥20,075	¥8,416	**¥7,225**	**$64,944**

Summary of Loss on Settlement of Donated Assets

Gains and losses on settlement of donated assets from Mr. Okawa are summarized as follows:

	Millions of yen		Thousands of U.S.dollars
	2002.9	**2003.9**	**2003.9**
Gains on sales of investments in securities	¥ 2	**¥ 293**	**$ 2,633**
Losses on sales of investments in securities	—	**(164)**	**(1,474)**
Losses on valuation of investments in securities	(1,285)	**(129)**	**(1,160)**
Losses in investment association	(1,409)	**(242)**	**(2,175)**
Provision for doubtful accounts	—	**(420)**	**(3,775)**
Other gains	10	**14**	**126**
Total	¥(2,682)	**¥(648)**	**$(5,825)**

Summary of Payment on Donated Assets

Proceeds from and payment on the donated assets from Mr. Okawa are as follows:

	Millions of yen		Thousands of U.S.dollars
	2002.9	**2003.9**	**2003.9**
Proceeds from sales of investments in securities	¥11,819	**¥698**	**$6,274**
Other	22	**12**	**108**
Total	¥11,841	**¥710**	**$6,382**

CORPORATE DATA

As of September 30, 2003

SEGA CORPORATION	
Head Office	2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan Tel: 81-3-5736-7111
Date of Incorporation	June 3, 1960
Number of Employees	3,672 (consolidated basis)

AMERICAN DEPOSITARY RECEIPTS	
Depositary	JPMorgan Chase Bank 270 Park Avenue, New York, NY 10017-2070, U.S.A. Tel: 1-212-270-6000

INVESTOR INFORMATION

As of September 30, 2003

Total Number of Shares Authorized	600,000,000 shares
Number of Shares Issued	174,945,690 shares
Paid-in Capital	¥127,583 million
Number of Shareholders	98,234
Stock Exchange Listings	Tokyo (First Section)
Transfer Agent	The Sumitomo Trust and Banking Co., Ltd.
Independent Accountants	ChuoAoyama Audit Corporation, Tokyo, Japan
Ordinary General Meeting of Shareholders	June

CAUTIONARY STATEMENTS

This semiannual report contains forecasts of business results, statements regarding business plans, and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and the Company's operating environment as of the date of publication and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
81-3-5736-7111
sega.jp/fk/en/home.html/

PRINTED WITH SOY INK

Printed in Japan